EXHIBIT D-3

STATE OF MINNESOTA
BEFORE THE
MINNESOTA PUBLIC UTILITIES COMMISSION

Gregory Scott	Chair
Ellen Gavin	Commissioner
Marshall Johnson	Commissioner
LeRoy Koppendrayer	Commissioner
Phyllis Reha	Commissioner

Petition of Interstate Power and Light	Docket No. E002/PA-02-
Company for Approval of the
Transfer of Transmission
Facilities to TRANSLink Transmission	PETITION FOR APPROVAL
Company LLC and for Related Relief

I. OVERVIEW

     Interstate Power and Light Company (IPL or the “Company”) petitions the Minnesota Public Utilities Commission (“Commission” or MPUC) for an Order authorizing participation in TRANSLink Transmission Company LLC (“TRANSLink), a proposed independent transmission company (ITC) member of the Midwest Independent Transmission System Operator, Inc. (MISO or “Midwest ISO”), a regional transmission organization (RTO) approved by the Federal Energy Regulatory Commission (FERC).

     The Commission previously approved the Company’s direct participation in MISO in Docket No. E002/M-01-1505 (the “MISO Docket”). The Company now proposes to modify its form of participation through TRANSLink. Headquartered in the Twin Cities, TRANSLink’s sole business purpose will be the efficient ownership, operation, construction, and maintenance of electric transmission facilities operating in interstate commerce in several states, and the provision of transmission services and related ancillary services on an open and non-discriminatory basis. Composed of both FERC-jurisdictional and non-jurisdictional transmission owners, TRANSLink will be an ITC member of the Midwest ISO, overseeing a multi-state, multi-jurisdictional transmission system.

     IPL’s participation in TRANSLink with many other transmission-owning companies throughout the Midwest, including several Minnesota utilities, is in the public interest and should be approved by the Commission.1 First, TRANSLink’s independent operation of transmission facilities and rate structure will reduce IPL’s cost of participating in MISO when compared to the Company remaining a direct, vertically integrated utility member of the RTO. Second, TRANSLink’s multi-state scope will allow far greater coordination of operations and resources than would otherwise exist. Third, TRANSLink’s consolidation of control area operations will create economies of scale that will facilitate more reliable service, and will encourage coordinated and timely local infrastructure development, including the development of wind energy and other renewable resources.

1 As of the date of this Petition, the Participants in TRANSLink who own and operate transmission facilities in Minnesota include the Company; Northern States Power Company (NSP), Great River Energy (GRE), a generation and transmission cooperative based in Elk River, Minnesota that serves portions of central and western Minnesota; Dairyland Power Cooperative (“Dairyland” or DPC), a generation and transmission cooperative based in LaCrosse, Wisconsin serving customers in portions of southeastern Minnesota; and Southern Minnesota Municipal Power Agency (SMMPA), a municipal generation and transmission agency based in the Rochester, Minnesota area. The other TRANSLink Participants are: Northern States Power Company — Wisconsin (NSP-W), Southwestern Public Service Company (SPS), Public Service Company of Colorado (PSCo), MidAmerican Energy Company (“MidAmerican”); Corn Belt Power Cooperative (“Corn Belt”); Omaha Public Power District (OPPD); Nebraska Public Power District (NPPD). In addition, the Midwest Municipal Transmission Group (MMTG), which includes the Central Minnesota Municipal Power Agency (CMMPA), recently executed an agreement whereby MMTG’s municipal utility members in Minnesota and Iowa can participate in TRANSLink through investments in new transmission facilities or in TRANSLink LLC.

     Minnesota law provides that the Commission should approve this Petition if it finds that the Company’s request is consistent with the public interest. A complete discussion of the legal standard applicable to this proceeding is contained in Section II.C. of this Petition.

     In determining whether the Company’s request satisfies the public interest standard, we believe the Commission should consider whether the proposal is consistent with the Company’s underlying obligations to provide safe, reliable, and adequate electric service to our Minnesota customers at reasonable rates. In its May 9, 2002 Order Authorizing Transfer With Conditions in Docket No. E002/M-01-1505

(“MISO Order” or “May 9 Order”), the Commission stated:

The Commission acknowledges the evolving nature of the electric industry. Current regulation has generally provided Minnesotans with reliable service at low cost. But maintaining the same regulatory regime into the future cannot guarantee the same results into the future. It is pointless to ask whether granting IPC’s petition will make electric service more reliable or less expensive than it was in the past; living in the past is not an option. The Commission must ask whether, in the future, electric service will be more reliable and less expensive if the Commission grants IPC’s petition than if it does not.

MISO Order at pp. 7-8 (emphasis in original).

     IPL believes that its proposal exceeds the public interest standard as set out above. The requested transfer creates benefits for our customers through reduced MISO administrative charges for services and increased efficiencies in transmission operations and infrastructure development. In addition, the requested transfer will:

•	Allow the Company to more cost-effectively comply with FERC Order No. 2000[2]; and

2 Regional Transmission Organizations, Order No. 2000, 65 Fed. Reg. 809 (Jan. 6, 2000), FERC Stats. & Regs. [Regs. Preambles 1996-2000] ¶ 31,089 (2000), order on reh’g, Order No. 2000-A, 60 Fed. Reg. 12,088 (Mar. 8, 2000), 90 FERC ¶ 61,201 (2000), appeals dismissed sub

•	Retain and maintain existing State regulatory oversight and authority.

     Rather than being merely “compatible” with the public interest because of the absence of any detriment, we believe that our proposal presents positive benefits that make it in the public interest.

     IPL has provided additional detail on the benefits of TRANSLink participation and Commission authority issues below and throughout this Petition. We have organized our Petition as follows:

•	Overview

•	Summary of Proposed Transfers and Requested Regulatory Approvals

•	Public Interest Analysis

•	Requested Procedures and Administrative Requirements

     IPL also has included in this filing many additional documents for the Commission’s information and consideration. These documents fit within several categories. Volume I contains the Petition, the Summary of filing, procedural materials, maps, financial and facility information related to the transmission assets subject to the proposed transfers, detailed discussions on a variety of issues relevant to the Commission’s consideration, and other pertinent information. Volume II contains copies of the pro forma transfer or formation agreements the Company would execute with TRANSLink or its independent managing member, TRANSLink Management Corporation (“Corporate Manager”), for which Commission approval is requested if the nom. Pub. Util. Dist. No. 1 of Snohomish County, Washington v. FERC, 272 F.3d 607 (D.C. Cir. 2001) (per curiam).

Commission determines that TRANSLink or Corporate Manager would be affiliated interests under Minn. Stat. § 216B.48.

     Volume III contains pre-filed direct testimony by several IPL and TRANSLink Development Company LLC3 witnesses who discuss in more detail many of the issues relevant to this proceeding. While submission of pre-filed testimony is not required by Minnesota rules or Commission practice, it was developed to provide the Commission with as complete information as possible. It is based on testimony supplied to FERC in support of TRANSLink’s petition, as well as to other State Commissions (e.g., Iowa and Texas), which require testimony as a matter of course. It is not being submitted as part of a contested case and IPL does not believe the Commission should find it necessary to convene a contested case to consider this Petition. However, if the Commission does decide that a contested case is required, this testimony shows that IPL will be prepared to proceed promptly to hearing to resolve any factual questions, which may remain.

     Volume IV contains a variety of supplemental material provided for the Commission’s information. This material includes additional information on TRANSLink and FERC matters for which no Commission action is being sought. However, to the extent the Commission has questions about the related FERC proceedings or

3 Pending the creation of the TRANSLink LLC, TRANSLink Development Company LLC (“TRANSLink Development”) is the interim entity created by the Participants to take the many actions necessary to bring TRANSLink into commercial operation. Upon its creation, the TRANSLink LLC will absorb TRANSLink Development and all of that entity’s rights, duties, and obligations.

     TRANSLink formation matters, we wanted to answer those questions and provide the information in order to minimize the need for discovery.4

II. REQUESTED COMMISSION ACTION

A.	Summary of Proposed Transactions and Requested Regulatory Treatment

     The proposed transfer of IPL’s transmission facilities (primarily 69 kV and above) would include not only IPL’s transmission assets in Minnesota, but would also include those IPL transmission assets in Iowa and Illinois. The facilities are listed in Attachment 10 in Volume I, and are described in the testimony of Mr. Christopher A. Hampsher, Attachment 14 in Volume III. Except for the addition of certain facilities below 100 kV, these are the same transmission facilities subject to the transfer of functional control to the Midwest ISO under the Commission’s May 9 Order in the MISO Docket. IPL is now asking that the ownership of the transmission facilities in Volume I, Attachment 10 be transferred to TRANSLink. The Company and other TRANSLink Participants have concluded after much study that an ITC/RTO framework is the best organizational structure for furthering the objectives of transmission efficiency and open access, as well as achieving broad, regional economies of scale. The proposed transfer ownership pursuant to TRANSLink’s pro forma Asset Contribution Agreement (ACA) and the regulatory treatment requested here is similar to that approved in the May 9 Order.

4 On December 16, 2002, NSP submitted a similar petition seeking to transfer control of its transmission facilities in Minnesota to TRANSLink. The Commission previously approved the transfer of functional control of the IPL transmission system to MISO in Docket No. E001/PA-01-1505. The Company and NSP intend to file a motion for consolidation to allow simultaneous review of these very similar petitions.

     By this Petition, IPL seeks Commission approval under Minn. Stat. § 216B.50 to transfer ownership of IPL’s transmission assets to TRANSLink. The transmission assets IPL seeks to transfer to TRANSLink represent, on a total Company basis, a net book value of $226 million (YE 2001) and the Company will receive equivalent consideration in Class A shares in TRANSLink LLC for this asset contribution. As described in more detail below, TRANSLink can achieve significant operational benefits and savings through this consolidation, which will benefit the Company’s retail electric customers in Minnesota.

     In addition, the Company is seeking Commission approval for the various transactions involving IPL in the formation of TRANSLink and Corporate Manager. While we do not believe that any of these transactions constitute affiliated interest transactions, we are bringing them to the Commission for its review. If Commission authorization is determined to be required under Minn. Stat. § 216B.48, the Company requests approval of the pro forma ACA as an affiliated interest agreement.5

      In the MISO Docket, the Commission required the Company to comply with a variety of reporting and compliance requirements. If the Commission determines that conditions of approval are appropriate here as well, the Company would voluntarily propose conditions or reporting requirements that are substantially similar to those in the Commission’s May 9 Order in the MISO Docket. Attachment 6 in Volume I includes

5 As described herein, the Company does not believe TRANSLink LLC or Corporate Manager, its managing member, meet any of the criteria of an affiliated interest set forth in Minn. Stat. ¶ 216B.48. However, if the Commission finds TRANSLink LLC and/or Corporate Manager will be an affiliate, the Company requests approval of the pro forma ACA and other agreements with TRANSLink, contained in Volume II, to effectuate the transfer of functional control from the Midwest ISO to TRANSLink. To expedite Commission action if it makes such a finding, the Company has included in Volume I, Attachment 2 the information required by Minn. Rule 7825.2200 for the filing of affiliated interest agreements.

proposed revisions to the conditions and reporting requirements to reflect the fact that TRANSLink would have functional control rather than MISO, and the Company would take transmission service to serve its retail native load customers under the TRANSLink rate schedules to the MISO Open Access Transmission Tariff (OATT). The proposed conditions in Volume I, Attachment 6 are designed to encompass all of the conditions mandated in the Commission’s May 9 Order.

     B. Requested Commission Action

     Specifically, IPL respectfully requests an order from the Commission approving:

(1)	The transfer of ownership of the Company’s facilities functionalized as transmission in the State of Minnesota to TRANSLink at net book value, pursuant to Minn. Stat. § 216B.50;

(2)	The following agreements, if necessary, as affiliated interest agreements under Minn. Stat. § 216B.48:

a.)	the pro forma Asset Contribution Agreement the Company proposes to execute with TRANSLink for the contribution of the Company’s facilities functionalized as transmission; and

b.)	the corporate formation agreements required to establish TRANSLink LLC and Corporate Manager, namely, the Amended and Restated TRANSLink ITC Formation Agreement (“Formation Agreement”), the TRANSLink Limited Liability Company Agreement (“LLC Agreement”), Voting Trust Agreement, Subscription Agreement of Corporate Manager (“Subscription Agreement”) and the Stockholders Agreement of Corporate Manager (“Stockholders Agreement”).

(3)	The reporting requirements and other commitments proposed by IPL as set forth in Volume I, Attachment 6.

     C. Standard of Review

     In making its decision, the Commission should determine whether the requested action is consistent with the “public interest.” Under Minn. Stat. Ch. 216B, the MPUC has discretion to make decisions in the public interest for all matters within the agency’s statutory discretion.

     To the extent that Sections 216B.48 and 216B.50 apply to aspects of the proposed transfers, the statutes specify that the Commission is to determine whether the requested action is consistent or compatible with the public interest. In prior cases, the MPUC established that this standard “does not require an affirmative finding of public benefit, just a finding that the transaction is compatible with the public interest.” In the Matter of the Proposed Merger of Minnegasco, Inc. With and Into ARKLA, Inc., Docket No. G-008/PA-90-604, Order Approving Merger And Adopting Amended Stipulation With Modifications (“ARKLA Merger Order”) at page 5 (1990).

     The public interest standard does not require that proposed transactions affirmatively benefit ratepayers or the public or that they otherwise promote the public interest. They cannot, however, contravene the public interest and must be shown to be compatible with it. In the Matter of a Joint Petition by Minnegasco, a Division of NorAm Energy Corp., et al. for Approval of the Transaction Pursuant to the Agreement and Plan of Merger Among Houston Industries, Inc., et al., Docket No. G-008/PA-96-950, Order Approving Merger Subject to Conditions at page 4 (Feb. 24, 1997). In applying the standard, the MPUC has broad authority to look at all of the facts and circumstances to determine whether the transaction is compatible with the public interest. ARKLA Merger Order at page 5; see also In re Minnesota Power’s Transfer of the Hibbard Generating Station, 399 N.W.2d 147, 150-51 (Minn. Ct. App. 1987) (remarking on the Commission’s authority to investigate matters in the exercise of its powers).

     As described below, we believe all aspects of our proposal meet or exceed the public interest standard.

III. PARTICIPATION IN TRANSLink IS IN THE PUBLIC INTEREST

     In the MISO Docket, the Commission recognized the “evolving nature of the electric industry.” May 9 Order at page 7. This Petition is evidence that the Commission’s observation was correct. IPL asks that the Commission find that the proposed transfer of IPL’s transmission facilities to TRANSLink as an ITC member of MISO is consistent with the public interest. TRANSLink is the next evolutionary step in the industry and is an appropriate response to the changes that continue to occur. The reasons for finding the public interest would be served are summarized here and described in detail throughout the Petition and attachments.

     A. The Proposed Transfer Will Not Affect Current Rates

     The May 9 Order previously approved the transfer of functional control of IPL’s high voltage transmission assets to MISO. The Company did not request, and the Commission did not allow, a change in the Company’s retail electric rates as a result of the transition to the regional MISO OATT. See May 9 Order, ordering paragraphs 2.C.2 and 2C.4. Likewise, the Company is not proposing any change in retail electric rates or tariffs in this proceeding.

     FERC Order No. 2000 encourages utilities like IPL to participate in regional transmission organizations like MISO. In the Company’s case, membership in an RTO was authorized by the FERC order approving the Alliant Energy merger.6 FERC

6 IES Utilities, et al., 81 FERC ¶ 61,187 at 61,829-30 (1997).

previously approved the transfer of functional control to MISO in March 2000, subject to MISO satisfying the requirements of Order No. 2000.7 FERC granted RTO status to MISO in December 2001.8 In an April 25, 2002 order (“April 25 Order”), FERC conditionally approved the formation of TRANSLink, and the transfer of functional control of the IPL system to TRANSLink as an ITC member of MISO, pursuant to Section 203 of the Federal Power Act.9

     Approving the proposed transfer of operational control to TRANSLink will allow the Company to reduce the cost of RTO participation and allow the TRANSLink ITC to achieve significant future operational efficiencies and increased electric service reliability, both of which will inure to the direct benefit of the Company’s retail electric customers in the State of Minnesota. Notably, the current Schedule 10 administrative fee paid under the MISO OATT by users of the Company’s transmission system (including the Company) is 15 cents per MWh delivered. The rate is expected to be approximately 11 cents per MWh with TRANSLink. This four-cent differential represents a significant cost reduction of a major cost component under the MISO OATT. This cost reduction will help mitigate any rate increases due to increased transmission expenses. The operational benefits are discussed in the testimony of Clair Moeller, Attachment 16 in Volume III.

7 Alliant Energy Corporate Services, Inc., 90 FERC ¶ 61,344 (2000).

8 Midwest Independent Transmission System Operator, Inc., 97 FERC ¶ 61,326 (2001).

9TRANSLink Transmission Company, L.L.C., et al., Order Authorizing Disposition of Jurisdictional Facilities and Participation in the Midwest ISO Regional Transmission Organization (“April 25 Order”), 99 FERC ¶ 61,106 (2002), Order on Reh’g, 101 FERC ¶ 61,140 (2002).

     Approval of this Petition will not affect the Company’s current retail electric rates in Minnesota. Most uses of the Company’s transmission system, including the Company’s own use to serve its retail native load customers in Minnesota, are already subject to the MISO OATT on file with FERC, including the formula rate and return on equity authorized by FERC. These same basic rate formulas would apply to IPL under the TRANSLink rate schedule under the MISO OATT, albeit with the “Highway/Zonal” pricing methodology. This methodology is discussed in the testimony of Darrel Gunst in Attachment 17 of Volume III. Retail rate recovery of the TRANSLink rates would remain subject to Commission jurisdiction in future rate proceedings.

B.	The Proposed Transfer Will Achieve Efficient, Open Access to Transmission Operations While Maintaining Service Reliability

     The requested transfer of control of transmission facilities to TRANSLink is the next step toward “unbundling” the historically vertically integrated electrical utility industry and will further the efficient utilization and expansion of the transmission infrastructure in the State of Minnesota. TRANSLink will assume operational responsibility for many of the functions currently performed today by the Company under the direction of the MISO control center. TRANSLink will adhere to an “asset management” business model that focuses management attention on getting the most out of existing assets and investing prudently in the grid.

     Within the proposed TRANSLink/MISO framework, RTO functions will be allocated between TRANSLink and MISO. The current allocation of functions required by FERC’s April 25 Order responds to the concerns of some state regulatory agencies that the RTO, rather than a for-profit entity such as an ITC, should be responsible for certain transmission functions. Specifically, MISO will be responsible for Open Access

Same-time Information System (OASIS) management, calculating Available Flowgate Capacity (AFC), market monitoring, and dispute resolution. MISO will also eventually operate the real time and day ahead markets when the market procedures are in place. TRANSLink will be responsible for control area operations and transmission planning for the Participant systems, subject to the MISO super-regional planning process, state regulatory oversight of any proposed facilities, and FERC regulation of TRANSLink’s transmission rates and services. By independently providing non-discriminatory access to the Participant systems under the TRANSLink rate schedules to the MISO OATT, and requiring the Participants to use their own systems under the same tariff as transmission dependent utilities and transmission users, FERC’s April 25 Order determined that TRANSLink will facilitate open access to the regional transmission system in a manner consistent with good utility practice and the reliability requirements of the North American Electric Reliability Council (NERC) and MISO.

C.	MPUC Authority is Retained

     The Commission’s jurisdiction over IPL’s provision of retail electric service in Minnesota will be unchanged by our participation in TRANSLink. The Commission will maintain its full authority to ensure that the Company continues to furnish safe, adequate, and efficient electric service at just and reasonable rates. Minn. Stat. §§ 216B.03 and .04. IPL will continue to provide retail electric service to its Minnesota customers subject to the rate and tariff jurisdiction of the Commission. It will also continue to own and maintain its transmission facilities, at least initially, while TRANSLink will independently perform or control most transmission operations in accordance with FERC Order Nos. 888, 889 and 2000, as well as FERC’s April 25 Order.

     The proposed transfers also will not impact the Commission’s jurisdiction over integrated resource planning and bidding (Minn. Stat. § 216B.2422), or certificates of need for large energy facilities, including transmission (Minn. Stat. § 216B.243). Nor will the proposed transfer impact the Company’s obligation to file a biennial transmission report under Minn. Stat. § 216B.2425.

     Indeed, as described in more detail herein, the proposed structure should improve IPL’s ability to provide quality service to its retail customers. Participation in this ITC will foster a broader view of the transmission service needs of all load serving entities (LSEs) and generators connected to the TRANSLink system in Minnesota (and the rest of the “TRANSLink North” region),10 which will facilitate integrated least-cost transmission facility planning and should reduce total future transmission facility needs over time. The proposed transfer to TRANSLink would also facilitate the resource bidding process because TRANSLink would be able to provide Minnesota electric utilities subject to the process (including the Company) a comprehensive analysis of the interconnection and transmission costs of various supply side bids before a particular supply side option is selected.

     Notably, TRANSLink could also help foster the growth of renewable generation in Minnesota, including the best wind resource in the upper Midwest, Buffalo Ridge. With a single, larger control area in TRANSLink North, TRANSLink operators will be better able to manage the system impacts of non-dispatchable resources like wind because there will be more offsetting dispatchable generators to select when the wind generators

10 “TRANSLink North” consists mainly of the TRANSLink Participant transmission assets located in Minnesota, Illinois, Iowa, Michigan, Nebraska, North Dakota, South Dakota, and Wisconsin.

are not producing power.11 Additionally, TRANSLink’s innovative “Highway/Zonal” rate design will provide for the efficient allocation of the costs of new transmission infrastructure.12

     Commission jurisdiction also will be preserved once new transmission facilities are identified as needed through the TRANSLink regional planning process (e.g., to deliver the supply resources of Minnesota utilities selected through the bidding process). While TRANSLink will not be a “public utility” under Minn. Stat. § 216B.02, subd. 4 because it will not provide retail electric service as required in the statutory definition, TRANSLink will be a public service corporation (PSC) under Minn. Stat. § 300.04, a “utility” under the Power Plant Siting Act (PSSA) (Minn. Stat. § 116C.51 et. seq.), and a “person” under the certificate of need statute (Minn. Stat. § 216B.243). Thus, TRANSLink will be subject to the Commission’s jurisdiction over construction of new high voltage transmission facilities. A discussion of TRANSLink’s legal authority to own and construct transmission facilities in Minnesota appears at Attachment 4(c).

D.	TRANSLink’s Size Will Create Significant Control Area Benefits

     The formation of TRANSLink will substantially expand the size and geographic scope of the MISO RTO. A map of the TRANSLink “footprint” is provided in Attachment 8 in Volume I. TRANSLink will be able to increase the expanse of the Midwest ISO by bringing the important regional transmission assets of MidAmerican, Corn Belt, OPPD, NPPD, GRE, Dairyland, and others into MISO. TRANSLink will thus provide a vehicle that will preserve the regional reliability and other benefits made

11 See testimony of Clair Moeller, Volume III, Attachment 16.

12 For a discussion of TRANSLink’s rate design, see the testimony of Darrel Gunst, Volume III, Attachment 17.

possible by formation of the Mid-Continent Area Power Pool (MAPP) in the early 1970s. These gains would potentially be at risk if non-FERC-jurisdictional transmission owners (i.e., GRE, Dairyland, SMMPA, Corn Belt, NPPD and/or OPPD) did not join the Midwest ISO, or if a neighboring FERC-jurisdictional utility joined a competing RTO (e.g., MidAmerican joined PJM West rather than MISO) under the “open architecture” policies of Order No. 2000.

     As described herein and found in FERC’s April 25 Order, the TRANSLink ITC model will provide a vehicle for more costs effective participation in MISO by transmission owners. TRANSLink will apply an owner/operator focus to the transmission assets under its control within the MISO RTO region to promote the efficient operation of existing facilities and, where necessary, efficient investment in new transmission facilities to maintain reliability and accommodate the needs of the Company’s electric generation and distribution functions, as well as the similar functions of the other Participants (e.g., NSP, GRE, SMMPA, and Dairyland) and many transmission dependent utilities, such as municipal utilities, connected to the TRANSLink transmission system. By aligning responsibility for asset management and ownership with responsibility for operations, TRANSLink provides a business model that is structured to achieve more efficient transmission operations within the Midwest ISO RTO region.

     In the current rapidly changing landscape of electric regulatory policy, the TRANSLink/MISO framework has developed as the preferred framework for operating the integrated transmission network while complying with FERC’s directives regarding RTO participation. Under the allocation of RTO functions in the Appendix I Agreement between the Midwest ISO and TRANSLink Development (Attachment 24 in Volume IV), TRANSLink will be empowered to perform the transmission planning and construction, operations (including short-term reliability management), investment, and customer service functions, while MISO will continue to provide the super-regional transmission reliability and transactional oversight function.

E.	Summary of Benefits of TRANSLink

     There are at least four specific benefits that can be realized if the Company’s transmission system is under the functional control of the TRANSLink ITC. These are:

Transmission Business Focus: TRANSLink will be a transmission only business. As such, it will be able to focus all of its management and employee attention on improving the operation of and investment in the transmission assets under its control. The TRANSLink business model achieves the structural independence that the FERC found necessary in Order No. 2000, while retaining the public benefits of having a single owner/operator entity with direct financial, operational, and regulatory accountability for these critical infrastructure assets. This owner/operator focus and responsibility is one of the key factors in the decisions of all of the participants to join MISO through TRANSLink rather than directly

Efficient Transmission Investment: Despite significant growth in inter-regional trading throughout the 1990s, there has been no substantial investment in transmission within the proposed TRANSLink footprint to increase the capacity of the regional transmission system to handle the increase in wholesale power transfers. Indeed, in the MAPP region, there has been virtually no investment made in the backbone transmission facilities of greater than 230 kV though load and generation increased 2% annually in the region. It is no surprise, therefore, that wholesale market participants in the various power pool regions are experiencing such a substantial increase in transmission congestion, resulting in Transmission Loading Relief (TLR) curtailments or even refusals of transmission service requests. The need to now invest in new electric transmission to secure reliability of the grid and help create efficient wholesale markets is virtually undisputed. TRANSLink’s open planning process, local and regional operations and business focus will help ensure that cost effective investment occurs. Any such investment would, of course, be subject to receipt of Commission and/or other regulatory approvals required by

Minnesota law to construct transmission (such as Environmental Quality Board siting and environmental approval)

Operational Efficiencies: TRANSLink will assume operational responsibility for many of the functions currently performed today by the Company under the direction of the MISO control center. TRANSLink will pursue consolidation of the electrical control areas of the TRANSLink North entities (including NSP, Interstate, Dairyland, SMMPA, and GRE) and will seek other integration efficiencies across the various systems. TRANSLink will adhere to an “asset management” business model that focuses management attention on getting the most out of existing assets and investing prudently in the grid. TRANSLink’s significant scope and scale, and multi-participant knowledge base, will allow it to achieve efficiencies and operational excellence that would not occur if individual participants simply joined or remained in MISO as separate companies and operated separate control areas

Pricing and Services: There is significant debate today on how to price transmission access in a manner that eliminates rate “pancaking” but encourages investment and is fair to all users. The Participants’ desire to create a multi-utility transmission model led them to develop a transmission pricing scheme that we believe is superior to the ones currently used by the RTOs. TRANSLink’s “Highway/Zonal” pricing methodology provides better transmission cost allocation to users and revenue distribution to owners than either “license plate” or system average “postage stamp” rates, representing the first of what we believe will be multiple examples of how focusing on electric transmission as a business will yield innovative ideas that benefit our customers and the customers of our neighboring LSEs

     IPL believes these benefits can best be achieved through the TRANSLink/MISO framework approved in FERC’s April 25 Order and set forth in the Appendix I Agreement. The Commission should therefore approve this Petition and the requested transfers.

IV. PROPOSED PROCEDURES

     As TRANSLink is scheduled to begin commercial operations in the third quarter of 2003, IPL respectfully request that the Commission consider and grant this Petition by April 15, 2003. IPL recognizes that this is an important Petition that is supported by voluminous materials and that it will require thorough review by the Commission, its staff, other state agencies, and interested parties. Thus, we understand the requested decision date is ambitious. The Company commits that it will do everything possible to aid in the Commission’s and parties’ review.

     The Company does not believe Commission action on this Petition will require a contested case proceeding, but may instead follow the typical initial comment/reply comment processes under Minn. Rule 7829.1400. However, if the Commission determines there are material disputed issues of fact regarding the proposed transfers, the Company will request that the Commission promptly set this matter for an expedited contested case proceeding before the Office of Administrative Hearings, to facilitate a prompt final decision by the Commission on the merits by the date requested. The pre-filed testimony in Volume III of this filing will constitute IPL’s initial case, supplemented as necessary to address issues requested by the Commission.

V. CONCLUSION

     As the Commission rightly recognized in the May 9 Order in the MISO Docket, the future of the electric industry is irreversibly headed toward structural unbundling of transmission from the generation and retail distribution functions. In this new landscape, the hierarchical MISO/TRANSLink/Participant framework contemplated by the pro forma TRANSLink ACA between TRANSLink and the Company, and the Appendix I Agreement between TRANSLink Development and MISO, will best serve the needs of users of the TRANSLink transmission system within the upper Midwest region, including the Company’s retail electric customers in Minnesota.

     The Commission should therefore promptly issue an order to allow the transfer of all Company facilities functionalized as transmission in exchange for LLC shares;

approve (if necessary) the Company entering into the ACA, the Formation Agreement, the LLC Agreement, the Voting Trust Agreement, the Stockholders Agreement and the Subscription Agreement with Corporate Manager; and adopt the voluntary reporting requirements proposed by the Company. The proposed transfers and agreements will serve the public interest and the Commission should promptly approve them. Dated: December 27, 2002

Respectfully submitted, Interstate Power and Light Company

By:

Kent M. Ragsdale
Managing Attorney
Alliant Energy Corporate Services, Inc.
200 First Street SE
P.O. Box 351
Cedar Rapids, IA 52406-0351
319.786.7765 – telephone
319.786.4533 – fax
kentragsdale@alliantenergy.com – e-mail

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